KOJAGGERS, INC.

5920 North Florida Ave. Hernando Fl. 34442

352.489.6912

September 19, 2014

Via Edgar

Re:	Kopjaggers, Inc.

Item 4.01 Form 8-K

Filed August 18, 2014

Item 4.01 8-K/A

Filed August 27, 2014

Response Letter Dated August 27, 2014

File No. 000-54307

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated August 29, 2014 concerning VitaCig, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

Item 4.01 Form 8-K filed August 27, 2014

1. We note your revised disclosures and your response to comment 2 in our letter dated August 20, 2014. However, your revised disclosures do not state that the material weakness in your Internal Control Over Financial Reporting was a reportable event. Based on your response to comment 2 in your letter dated August 26, 2014, you determined that the material weakness was a reportable event. Accordingly, please revise your disclosure to clearly indicate that during the year ended December 31, 2013 and through August 18, 2014, the date of dismissal, a reportable event occurred and provide all of the disclosures required Item 304(a)(1)(iv) of Regulation S-K for this reportable event.

We have amended the filing to include the disclosures required under Item 304(a)(1)(iv) of Regulation S-K as directed under Item 304(a)(1)(v) of Regulation S-K. Specifically, we acknowledge that per the Commission’s interpretation under Question 111.04 of Compliance and Disclosure Interpretations regarding Regulation S-K, that a determination of material weakness is deemed a reportable event under Item 304(a)(1)(v), although we note that new management was not party to these communications except as reflected in the Annual Report for the period ending December 31, 2013. In compliance with the Commission’s determination that a reportable event had occurred, we have address the following:

(A)	We believe the previous amended filing sufficiently describes the reportable event;
(B)	We have added language stating that neither audit or similar committee of the board of directors, or the board of directors, discussed the reportable event with the former accountant; and
(C)	We have added language confirming that we have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning reportable event and that limitation were put up said authorization.

2. We note that the updated Exhibit 16 letter provided by Seale & Beers continues to state that they agree with the statements in the Item 4.01 Form 8-K/A insofar as they relate to their dismissal. Please have Seale & Beers provide you with an updated Exhibit 16 letter indicating whether or not they agree with your statements in the amended Item 4.01 Form 8-K that does not limit their agreement to statements concerning their dismissal. We continue to believe that by limiting their letter to statements in the Form 8-K/A related to their dismissal, Seale & Beers’ letter does not clearly indicate agreement with your disclosures concerning disagreements and reportable events. Please file this updated letter as exhibit 16 to the 8-K amendment.

The previous auditor has provide their letter and we have attached as an exhibit.

3. We note the disclosures in the last paragraph of your Form 8-K/A continue not to comply with Item 304(a)(2) of Regulation S-K because these disclosures are limited to the year ended December 31, 2013 and the subsequent interim period ending August 18, 2014 and do not address the reportable event which occurred. Please revise your disclosure to indicate whether during the two years ended December 31, 2012 and 2013 and the subsequent interim period through August 18, 2014, the date of John Scrudato CPA’s (John Scrudato) engagement, you or someone on your behalf consulted with John Scrudato regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on your financial statements, and either a written report was provided to you or oral advice was provided that John Scrudato concluded was an important factor considered by you in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of the reportable event. Since your response to comment 2 in your letter dated August 26, 2014 indicates that a reportable event occurred, you must provide all disclosures required by Item 304(a)(2) of Regulation S-K.

We have added additional language addressing the disclosure requirements under Item 304(a)(2). Specifically, we have address that John Scurdato, CPA was 1) not consulting, generally, for the periods prior the his engagement; and 2) provide with a) a copy of the this disclosure statement and b) was made aware of the determination of material weakness. In light of these disclosures, John Scurdato, CPA did not provide any letter addressed to the Commission containing any new information, clarification of the registrant's expression of its views, or the respects in which it does not agree with the statements made by the registrant in response to Item 304(a).

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Charles Teelon

Charles Teelon

Chief Executive Officer